UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K
ANNUAL REPORT
Pursuant to Section 15(d) of the
Securities Exchange Act of 1934
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2007
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission File Number: 1-3305
Employer Identification Number: 66-0288298
Plan Number: 061
MERCK PUERTO RICO EMPLOYEE SAVINGS AND SECURITY PLAN
(Full title of the plan)
MERCK & CO., INC.

(Name of issuer of the securities held pursuant to the plan)
One Merck Drive
P.O. Box 100
Whitehouse Station, New Jersey 08889-0100

(Address of principal executive office)

Merck Puerto Rico Employee Savings and Security Plan
Index to Financial Statements and Supplemental Schedule

Page
Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Benefits as of December 31, 2007 and 2006	2

Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2007	3

Notes to Financial Statements	4-7

Supplemental Schedule*:

H — Line 4i — Schedule of Assets (Held at End of Year)	8

Signature	9

Exhibit Index	10

Exhibit 23 - Consent of Independent Registered Public Accounting Firm	11
EX-23: CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

*	Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not required.

Report of Independent Registered Public Accounting Firm
To the Participants and Administrator of the
Merck Puerto Rico Employee Savings and Security Plan
In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Merck Puerto Rico Employee Savings and Security Plan (the “Plan”) at December 31, 2007 and 2006, and the changes in net assets available for benefits for the year ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) as of December 31, 2007 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ PricewaterhouseCoopers LLP
San Juan, Puerto Rico
June 6, 2008

Merck Puerto Rico Employee Savings and Security Plan
Statements of Net Assets Available for Benefits

	December 31,
	2007	2006
Assets
Investments, at fair value
Investments at market value	$48,190,718	$39,265,683
Participant loans at cost	1,953,190	1,792,543

Total investments, at fair value	50,143,908	41,058,226

Receivables
Employer contribution	7,031	53,386
Participant contributions	26,485	90,252
Accrued interest and dividends	175,239	178,128

Total receivables	208,755	321,766

Cash and cash equivalents	36,152	29,884

Net assets available for benefits	$50,388,815	$41,409,876

The accompanying notes are an integral part of these financial statements.

Merck Puerto Rico Employee Savings and Security Plan
Statement of Changes in Net Assets Available for Benefits

Year Ended
December 31,
2007
Additions to net assets attributed to
Investment income
Net appreciation in market value of investments	$7,467,840
Dividends and interest	1,882,617

Net investment income	9,350,457

Contributions to the Plan
By participants	4,446,282
By employer	1,289,495

Total contributions	5,735,777

Transfers in	732,465

Total additions	15,818,699

Deductions from net assets attributed to
Benefits paid to participants	(6,115,038)
Transfers out	(724,722)

Total deductions	(6,839,760)

Net increase	8,978,939

Net assets available for benefits
Beginning of year	41,409,876

End of year	$50,388,815

The accompanying notes are an integral part of these financial statements.

Merck Puerto Rico Employee Savings and Security Plan
Notes to Financial Statements
December 31, 2007 and 2006
1.	Description of the Plan

The following description of the Merck Puerto Rico Employee Savings and Security Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a profit sharing plan designed to provide an opportunity for employees of Merck Sharp & Dohme Quimica de Puerto Rico, Inc. and Merck Sharp & Dohme (I.A.) Corp. (the “Companies”) to become stockholders of Merck & Co., Inc. (“Merck”) and to encourage them to save on a regular basis by setting aside part of their earnings. Regular full-time and part-time employees of the Companies, as defined in the Plan document, who have completed at least one year of employment and are not covered by a collective bargaining agreement, are eligible to enroll in the Plan.

Participants direct the investment of their contributions into any mutual fund investment option as well as the Merck Common Stock Fund. During 2007, the Plan offered 16 mutual funds, a commingled fund, a separately managed fund and the Merck Common Stock Fund.

The Plan is administered in part by the Employee Benefits Committee appointed by the President of the Companies and in part by a management committee appointed by the Compensation and Benefits Committee of the Board of Directors of Merck. All costs of administering the Plan are borne by the Companies.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions

Participants may contribute from 2% up to 15% of their base pay, provided that pre-tax contributions shall not exceed 10% of base compensation or $8,000. In addition, the Companies match 50% of pre-tax and after-tax contributions up to 5% of each participant’s base compensation applicable to the pay period in which the contribution is being made. Company matching contributions are invested according to a participant’s elections.

Participant Accounts

Each participant’s account is credited with the participant’s contribution, the Companies’ matching contribution, and an allocation of Plan earnings. The allocation is based on participants’ account balances, as defined in the Plan document.

Vesting

Participants are immediately vested in their contributions, all Companies’ matching contributions, plus actual earnings thereon.

Participant Loans

Participants may borrow from their account balances with interest charged at prime rate plus 1%. Loan terms range from one to five years or up to thirty years for the purchase of a primary residence.

Merck Puerto Rico Employee Savings and Security Plan
Notes to Financial Statements
December 31, 2007 and 2006
The minimum loan is $500 and the maximum loan is the lesser of (i) $50,000 less the highest outstanding loan balance during the one year period prior to the new loan application date, or (ii) 50% of the participant’s account balance less any current outstanding loan balance.

Payment of Benefits

Participants are entitled to receive automatic, voluntary, in-service (which include hardship withdrawals), or mandatory distributions as provided in the applicable Plan provisions.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The financial statements are prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities at the date of the financial statements. Management believes that these estimates are adequate. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The investments of the Plan are stated at quoted market prices in an active market (except for participant loans which are presented at the outstanding balance). Shares of mutual funds are presented at quoted market prices which represent the net asset value of the shares held by the Plan at the reporting date. For the commingled funds, the investment units are based on the current market values of the underlying assets of the fund.

Purchases and sales of securities are recorded on a trade-date basis. Dividend income is recorded on the ex-dividend date. Interest income is recorded as earned. The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on them. Interest income on participant loans is recorded on accrual basis.

Contributions

Employee and Companies matching contributions are recorded in the period in which the Companies make the payroll deductions from the participants’ earnings.

Payment of Benefits

Benefits are recorded when paid.

Merck Puerto Rico Employee Savings and Security Plan
Notes to Financial Statements
December 31, 2007 and 2006
Transfer of Assets to/from Other Plans

Companies’ employees or retirees may elect to transfer their savings to other plans qualified by the Puerto Rico Treasury Department (the “PRTD”) or by the U.S. Internal Revenue Service (the “IRS”). Newly hired employees are allowed to transfer their savings from former employer plans to the Plan.

Risks and Uncertainties

The Plan provides for various investment options in investment securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

New Accounting Pronouncement

In September 2006, the Financial Accounting Standards Board issued Statement No. 157, Fair Value Measurements (“FAS 157”). FAS 157 clarifies the definition of fair value, establishes a framework for measuring fair value, and expands the disclosures on fair value measurements. FAS 157 is effective January 1, 2008 and the effect of adoption of FAS 157 on the Plan’s Statement of Net Assets Available for Benefits or Statement of Changes in Net Assets Available for Benefits is not expected to be material.

3.	Investments

The following presents investments that represent 5% or more of the Plan’s net assets as of year-end:

	December 31,
	2007	2006
Merck Common Stock Fund	$27,551,800	$21,289,077
Columbia Acorn Fund, Class Z	2,806,232	2,462,764
T. Rowe Price Blue Chip Growth Fund	2,795,281	2,377,861
American Funds EuroPacific Growth Fund, Class A	2,731,718	2,137,185
Fidelity Retirement Money Market Portfolio	2,506,702	2,411,076

	$38,391,733	$30,677,963

Merck Puerto Rico Employee Savings and Security Plan
Notes to Financial Statements
December 31, 2007 and 2006
During 2007, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $7,467,840 as follows:

December 31
2007
Mutual Funds	$514,359
Commingled Funds	100,548
Merck Common Stock Fund	6,852,933

Total investment income	$7,467,840

4.	Related Party Transactions

Certain Plan investments are shares of mutual funds managed by Fidelity Management Trust Company (“Fidelity”). Fidelity is the record keeper as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. The total market value of investments in the mutual funds managed by Fidelity was $8,089,988 and $7,085,691 at December 31, 2007 and December 31, 2006, respectively.

Merck & Co., Inc. also is a party-in-interest to the Plan under the definition provided in Section 3(14) of ERISA. Therefore, Merck Common Stock Fund transactions qualify as party-in-interest transactions. The total market value of investments in the Merck Common Stock Fund was $27,551,800 and $21,289,077 at December 31, 2007 and December 31, 2006, respectively.

5.	Plan Termination

Although they have not expressed any intent to do so, the Companies have the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. Upon termination of the Plan, each participant thereby affected would receive the entire value of his or her account as though he or she had retired as of the date of such termination.

6.	Tax Status

The Plan obtained a tax determination letter from the PRTD dated February 18, 1998 indicating that it had been designed in accordance with applicable sections of the Puerto Rico Internal Revenue Code of 1994 (“PRIRC”) and is, therefore, exempt from Puerto Rico income taxes. On August 20, 2003, the Plan obtained a tax determination letter from the Internal Revenue Service indicating it has been designed in accordance with applicable sections of the Internal Revenue Code (“IRC”). However, the Plan has been amended since the receipt of the determination letter. The Plan sponsor and legal counsel believe that the Plan is designed and currently operates in compliance with the PRIRC and IRC. Therefore, no provision for income taxes has been made.

Supplemental Schedule
Schedule H
Merck Puerto Rico Employee Savings and Security Plan
Schedule of Assets (Held at End of Year) at December 31, 2007
(Schedule H, Part IV, Line 4i on Form 5500)

	Identity of Issuer, Borrower,		Share		Current
	Lessor or Similar Party	Description of Investment	Balance	Cost	Value
*	Merck & Co., Inc.	Merck Common Stock Fund	1,054,479.880	**	$27,551,800
*	Fidelity Investment Co.	Fidelity Retirement Money Market Portfolio	2,506,702.160	**	2,506,702
		Fidelity Low-Priced Stock Fund	45,783.337	**	1,883,069
		Fidelity Diversifed International Fund	52,034.692	**	2,076,184
		Fidelity Freedom 2005 Fund	2,883.908	**	34,001
		Fidelity Freedom 2010 Fund	2,113.094	**	31,316
		Fidelity Freedom 2015 Fund	37,094.398	**	462,567
		Fidelity Freedom 2020 Fund	15,433.984	**	244,011
		Fidelity Freedom 2025 Fund	22,911.630	**	301,975
		Fidelity Freedom 2030 Fund	20,425.642	**	337,432
		Fidelity Freedom 2035 Fund	6,768.714	**	92,596
		Fidelity Freedom 2040 Fund	10,022.251	**	97,517
		Fidelity Freedom 2050 Fund	1,978.854	**	22,619
	T. Rowe Price Associates, Inc.	T. Rowe Price Blue Chip Growth Fund	69,482.494	**	2,795,281
	The Capital Group Companies	American Funds EuroPacific Growth Fund, Class A	53,699.975	**	2,731,718
	Columbia Wanger Asset Management, LP	Columbia Acorn Fund, Class Z	94,773.123	**	2,806,232
	Pacific Investment Management Company	PIMCO Total Return Institutional Fund	84,495.012	**	956,702
	AXA Rosenberg Investment Management, LLC	AXA Rosenberg U.S. Small Capitalization Fund	N/A	**	1,029,804
	SSgA Funds Management, Inc.	SSgA Flagship 500 Index Fund Series A	N/A	**	2,229,192
*	Participant Loans	Interest rates ranging from 5% to 10.5% and with maturities through 2035			1,953,190

		Total			$50,143,908

*	Denotes a party-in-interest to the Plan.

**	Cost is not required for participant directed investment.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the undersigned plan administrator has duly caused this annual report to be signed on behalf of the Merck Puerto Rico Employee Savings and Security Plan by the undersigned hereunto duly authorized.

Merck & Co., Inc., as plan administrator
By:	/s/ Mark E. McDonough
Mark E. McDonough
Vice President and Treasurer

June 26, 2008

EXHIBIT INDEX

Exhibit
Number	Document	Page

23	Consent of Independent Registered Public Accounting Firm	11